THE 2023 ETF SERIES TRUST 485BPOS

Exhibit 99.(h)(16)

FEE WAIVER AGREEMENT

THIS AGREEMENT is made as of March 10, 2026, by and between The 2023 ETF Series Trust (the “Trust”), with respect to its series Eagle Capital Select Equity ETF (the “Fund”), and Eagle Capital Management, LLC (the “Adviser”).

WHEREAS, the Adviser serves as investment adviser to the Fund pursuant to an investment advisory agreement (the “Investment Advisory Agreement”) under which the Adviser is entitled to a fee from the Fund in exchange for providing advisory services and paying all of the Fund’s expenses except those that have been specifically excluded by the terms of the Investment Advisory Agreement (the “Advisory Fee”); and

WHEREAS, one type of Fund expense that is (among others) specifically excluded from the Adviser’s obligation to pay under the Advisory Fee arrangement results from the Fund’s investment, from time to time, in shares of other investment companies, which investment causes the Fund to bear indirectly the fees and expenses directly incurred or charged by such other investment companies (these fees and expenses are commonly referred to as “acquired fund fees and expenses” (“AFFE”) and must be separately shown by the Fund in its prospectus fee table); and

WHEREAS, the Adviser desires to waive the Advisory Fee and/or reimburse the Fund to the extent necessary as set forth below.

NOW, THEREFORE, the parties agree as follows:

1.	Fee Waiver and/or Expense Reimbursement. The Adviser agrees to waive its Advisory Fee and/or reimburse the Fund in an amount equal to the amount of AFFE incurred by the Fund during the period commencing November 1, 2025 and ending October 31, 2026, provided that such waiver and/or reimbursement shall be solely to the extent, and in the amount, that such AFFE exceeds 0.0049% of the Fund’s average daily net assets over such period. For the avoidance of doubt, nothing in this Agreement shall be construed to obligate the Adviser to waive its Advisory Fee or otherwise reimburse the Fund for any expense incurred by the Fund other than AFFE incurred in excess of 0.0049% of the Fund’s average daily net assets over the period covered by this Agreement.

2.	Recoupment. To the extent that the Adviser waives the Advisory Fee and/or reimburses the Fund to satisfy the limitations set forth in this Agreement, the Adviser may seek reimbursement from the Fund of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, but only to the extent that such recoupment does not cause the Fund’s ordinary operating expenses to exceed the Fund’s ordinary operating expense ratio after giving effect to the higher of (i) the limitations set forth in this Agreement and (ii) any other expense limitation then in effect between the Adviser and the Trust. The Fund’s obligation to reimburse the Adviser pursuant to this provision shall survive the termination of this Agreement.

3.	Duration and Termination. The end of the term of this Agreement is October 31, 2026. This Agreement may be amended or terminated prior to its expiration date only by agreement between the parties hereto, requiring, with respect to the Trust, the approval of a majority of the trustees of the Trust who are not interested persons of the Trust (as defined in the Investment Company Act of 1940, as amended); provided, however, that this Agreement will terminate automatically in the event of termination of the Investment Advisory Agreement.

4.	Amendment. This Agreement may not be amended except by a writing signed by the parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first written above.

THE 2023 ETF SERIES TRUST,

with respect to its series Eagle Capital Select Equity ETF

By:	/s/ Eric Falkeis

Name:	Eric Falkeis

Title:	Chief Operating Officer

EAGLE CAPITAL MANAGEMENT, LLC

By:	/s/ Mark Robertson

Name:	Mark Robertson

Title:	General Counsel

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